SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             GeoScience Corporation
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   373636 10 9
                      ------------------------------------
                                 (CUSIP Number)


                                Richard F. Miles
                                    President
                        10500 Westoffice Drive, Suite 200
                              Houston, Texas 77042
                                 (713) 780-1881
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 August 23, 1999
                      ------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                               PAGE 2 OF 6 PAGES


                                  SCHEDULE 13D

CUSIP NO. 373636 10 9
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|   1  |   NAME OF REPORTING PERSON
|      |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|      |
|      |        Tech-Sym Corporation                        74-1509818
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|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[ ]
|      |                                                          (b)[ ]
|      |
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|   3  |   SEC USE ONLY
|      |
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|   4  |   SOURCE OF FUNDS*
|      |
|      |        WC; See Item 3
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|   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)                                            [ ]
|      |
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|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |        U.S.A.
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              | 7 | SOLE VOTING POWER
NUMBER OF     |   |   7,995,000 shares of Common Stock of GeoScience Corporation
SHARES        ------------------------------------------------------------------
BENEFICIALLY  | 8 | SHARED VOTING POWER
OWNED BY EACH |   |   -0-
REPORTING     ------------------------------------------------------------------
PERSON WITH   | 9 | SOLE DISPOSITIVE POWER
              |   |   7,995,000 shares of Common Stock of GeoScience Corporation
              ------------------------------------------------------------------
              |10 | SHARED DISPOSITIVE POWER
              |   |   -0-
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|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |     7,995,000 shares of Common Stock of GeoScience Corporation
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|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *                                                       [ ]
|      |
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|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |
|      |     80.1%
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|  14  |   TYPE OF REPORTING PERSON
|      |
|      |     CO
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               *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                               Page 3 of 6 Pages


                         ORIGINAL REPORT ON SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

      This statement on Schedule 13D is being filed by Tech-Sym Corporation (the "Reporting Person"). This statement relates to the common stock (the "Common Stock"), of GeoScience Corporation, a Nevada corporation (the "Company"), which has its principal executive offices at 10500 Westoffice Drive, Suite 200, Houston, Texas 77042.

ITEM 2. IDENTITY AND BACKGROUND

      (a) Name:                     Tech-Sym Corporation

      (b) Business address:         10500 Westoffice Drive
                                    Suite 200
                                    Houston, Texas 77042

      (c) Principal business:       Electronics engineering and manufacturing
                                    company involved in the design, development and manufacture of products used for communications, defense and weather information. The executive officers and directors are listed on Appendix A attached hereto.

      (d)   Criminal Proceedings:   None

      (e)   Civil Proceedings:      None

      (f)   Place of organization:  Nevada

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Reporting Person has been the beneficial owner of 7,900,000 shares of Common Stock, which number of shares represents approximately 79.12% of the outstanding Common Stock of the Company. During the week of August 27, 1999, the Reporting Person acquired 95,000 additional shares of Common Stock of the Company for aggregate consideration of approximately $707,750, or an average price of $7.45 per share.

ITEM 4. PURPOSE OF TRANSACTION

      The Reporting Person acquired the Common Stock reported herein for the purpose of increasing its ownership to 80% in order to include the financial performance of the Company in its consolidated federal tax returns for all tax periods after achieving such level of ownership.

                                                               Page 4 of 6 Pages

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

      (a) There were 9,985,350 shares of Common Stock outstanding as of July 30, 1999, the date of the latest Form 10-Q. The Reporting Person is deemed to be the beneficial owner of 7,995,000 shares of the Common Stock, which constitutes approximately 80.1% of the total issued and outstanding shares of Common Stock as of July 30, 1999.

      (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference.

      (c) There have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of units being reported on this Schedule 13D.

      (d) The Reporting Person has the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock reported by such person on the cover page of this Statement on Schedule 13D.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

      In 1996, the Reporting Person and the Company entered into the following agreements:

      (a) a Corporate Services Agreement pursuant to which the Reporting Person will continue to provide certain corporate and administrative services to the Company;

      (b) a Tax Allocation Agreement to provide for the allocation and payment of taxes, the conduct of tax audits, the allocation of responsibility for filing tax returns and various related matters;

      (c) a Shareholder Agreement that provides that each party shall cooperate with the other party in connection with their respective reporting requirements under federal and state securities laws, and limits certain actions that the Company can take without the Reporting Person's consent;

      (d) an Intercompany Credit Agreement in order to establish the terms of indebtedness that may be incurred by the Company from the Reporting Person from time to time; and

      (e) a Stock Restriction and Registration Agreement whereby the Company has provided the Reporting Person with certain registration rights, including three demand registration rights and "piggy-back" registration rights with respect to the Common Stock owned by the Reporting Person.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      None.
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                                                               Page 5 of 6 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 2, 1999

                                          TECH-SYM CORPORATION


                                          /s/    J. RANKIN TIPPINS
                                          Name:  J. Rankin Tippins
                                          Title: Vice President, Secretary
                                                 and General Counsel

                                                               Page 6 of 6 Pages
                                   APPENDIX A

Executive Officers and Directors of Tech-Sym Corporation.

NAME                    POSITION                       PRINCIPAL OCCUPATION

J. Michael Camp         Chairman of the Board,         Employee of Tech-Sym
                        President and Chief            Corporation
                        Executive Officer

J. Rankin Tippins       Vice President, General        Employee of Tech-Sym
                        Counsel and Secretary          Corporation


Paul L. Harp            Treasurer and Controller       Employee of Tech-Sym
                        (principal financial officer)  Corporation

Kenneth R. Allstaff     President of TRAK              Employee of TRAK
                        Communications, Inc.           Communications, Inc.

David F. Burkey         President of Continental       Employee of Continental
                        Electronics Corporation        Electronics Corporation

Larry Collins           President of Enterprise        Employee of Enterprise
                        Electronics Corporation        Electronics Corporation

Charles B. Johnson      President of Metric Systems    Employee of Metric
                        Corporation                    Systems Corporation

Richard F. Miles        President and Director of      Employee of GeoScience
                        GeoScience Corporation and     Corporation
                        Chairman of the Board and
                        President of Syntron, Inc.

W. L. Creech            Director                       Independent Business
                                                       Consultant

Michael C. Forrest      Director                       Consultant to the
                                                       Petroleum Exploration
                                                       Industry

Richard S. Friedland    Director                       Independent Business
                                                       Consultant

A. A. Gallotta, Jr.     Director                       President of AAG
                                                       Associates, Inc.

Wendell W. Gamel        Director                       Retired Chairman of the
                                                       Board of Tech-Sym
                                                       Corporation

James Henderson         Director                       Consultant to Steel
                                                       Partners II, L.P.

Warren G. Lichtenstein  Director                       Chairman of the Board,
                                                       Secretary and Managing
                                                       Member of Steel Partners,
                                                       L.L.C.

Coy J. Scribner         Director                       Retired President of
                                                       Metric Systems
                                                       Corporation

Charles K. Watt         Director                       Chairman of Scientific
                                                       Research Corporation;
                                                       Faculty Member and
                                                       Executive Assistant to
                                                       the President at Clemson
                                                       University

Each of the foregoing persons is a United States citizen except Messrs. Allstaff and Miles, who are citizens of the United Kingdom.